SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934

 TCW/DW Term Trust 2003
(TMT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

 87234U108
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2003
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

(Page 1 of 6 pages)
Exhibit One Attached.










ITEM 1	Security and Issuer
		Common Stock
		TCW/DW Term Trust 2003
		Morgan Stanley Services Company Inc.
		1221 Avenue of the Americas
		New York, NY   10020
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years non-of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of TMT
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of TMT fit the investment guidelines for various
		Accounts.  Shares have been acquired since February 22, 1995.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this report, KIM owns 2,588,545 shares, which
represents 3.34% of the outstanding Shares.   George W. Karpus presently
owns 6900 shares purchased February 27, 1997 at $7.34 (3400 shares) and
December 4, 1998 at $9.5 (3500 shares).  Karpus Investment
Management Profit Sharing Plan owns 2,300 shares purchased on
December 4, 1998 at a price of $9.5 per share (1100 shares), March 15,
2001at $10.00 (500 shares), June 24, 2002 at $10.78 (500 shares),
February 21 and 24, 2003 at $10.79 (200 shares).  Sophie Karpus
(Director) presently owns 1600 shares purchased December 4, 1998 at a price of $9.50 (700 shares), February 21 and 24, 2003 at $10.79 (100 shares), and March 13 at $10.73 (800 shares).  Dana R. Consler presently owns 800 shares purchases May 17, 2001 at $10.09.  None of the other
Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on February 22, 1995 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period unless indicated.
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
2/4/2003
3225
10.82

3/5/2003
51175
10.76
2/5/2003
3700
10.82

3/6/2003
45500
10.75
2/11/2003
5800
10.8

3/7/2003
15600
10.75
2/12/2003
-1000
10.82

3/10/2003
2000
10.76
2/12/2003
900
10.8

3/11/2003
20000
10.73
2/14/2003
10200
10.8

3/12/2003
64400
10.73
2/18/2003
30525
10.8

3/13/2003
68525
10.73
2/19/2003
9200
10.79

3/14/2003
30500
10.73
2/20/2003
6000
10.8




2/21/2003
18615
10.79




2/24/2003
13000
10.79




2/25/2003
500
10.78




      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of TMT
		securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.








































Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.


March 17, 2003 		        	         By:________________________
       Date						        Signature
					      	    Scott D. Nasca , Vice President
       Name/Title


Exhibit One
Letter Faxed and Sent to Fund President



Mr. Mitchell M. Merin, President					March 17, 2003
TCW/DW Term Trust 2003
Morgan Stanley Services Company Inc.
1221 Avenue of the Americas
New York, NY   10020

Mr. Merin,

I am a portfolio manager at an investment management firm that represents beneficial ownership of 2,588,545 shares of the TCW/DW Term Trust 2003 as of March 14, 2003. In my analysis of this security, I have noticed that you have not yet filed a plan of liquidation for the Fund. Upon filing this plan of liquidation, you may reclassify the monthly distribution of the Fund from income to return of capital. Such a reclassification will reduce Fund Shareholders? (who are subject to taxation) tax liability on this income stream.

I strongly encourage Fund management to file a plan of liquidation as soon as possible in order to reduce the tax liability of Shareholders.
Such action will cause no ill-affects, while enhancing the return of this investment for many Fund Shareholders. It appears that this action was taken for the TCW/DW Term Trust 2002 but it only enabled the reclassification of the last four monthly distributions. Other similar term trusts have employed this technique and were able to reclassify their entire last 12 months of distributions.

Please contact me if you wish to further discuss this matter. My phone number is (585) 586-4680 (ext. 235). I look forward to seeing your plan of liquidation. Thank you for your time and consideration.



Sincerely,


Cody B. Bartlett Jr., CFA